FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159

Important Information

In connection with the proposed acquisition by Vulcan Materials Company of Florida Rock Industries, Inc., a registration statement on Form S-4 was filed by Virginia Holdco, Inc., a wholly-owned subsidiary of Vulcan Materials, with the SEC on July 13, 2007 (Registration No. 333-142060), containing a definitive proxy statement/prospectus and other documents filed by Vulcan Materials and Florida Rock. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus was mailed to shareholders of Florida Rock on or about July 17, 2007. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to manage and successfully integrate acquisitions; risks and uncertainties related to the proposed transaction with Flor-ida Rock Industries, Inc. (Florida Rock) including the ability to successfully integrate the operations of Florida Rock and to achieve the anticipated cost savings and operational synergies following the closing of the proposed transaction with Florida Rock ; and other assumptions, risks and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.

Unless otherwise noted, the information provided in this presentation is provided on a pro forma basis, to the extent the parties dispose of any assets in connection with the merger, certain of the data will be affected.

[The following are excerpts from the transcript of a presentation by Vulcan Materials Company Chairman and CEO Don James at an investor conference on September 25, 2007.]

Don James - Vulcan Materials - Chairman, CEO

In February, we announced the proposed merger with Florida Rock Industries. You can see in blue the states in which Florida Rock operates. You can see the Florida Rock facilities in those markets in red. You see the Vulcan locations in blue.

Vulcan has worked very hard to build a reserve base in high-growth markets of 45 years of reserves at current production levels. Florida Rock has 56 years of reserves at current production levels. When you add the two together, Vulcan will move from 11.4 billion tons of permitted reserves to 13.9 billion tons of permitted reserves and the Florida Rock reserves come in Florida, Georgia, and the Washington, D.C., suburbs of Maryland and Virginia, and the Richmond and Norfolk part of Virginia -- all very robust markets, all markets that are real keys to Vulcan.

Are we moving away from an aggregates-focused company as a result of the pending merger with Florida Rock? If we look at the total revenues of Vulcan that are based on aggregates, following a Florida Rock-Vulcan merger, 88% of all of our revenues will start with Vulcan aggregate.

We will buy aggregates in a few concrete plants and a few asphalt plants, as we do today. An additional 5% of our revenues will come from cement from the Florida Rock cement plant in Florida and other includes things like railroad ballast and chemical stone.

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Unidentified Audience Member

Don, I've heard you say once before that years ago, when you bought CalMat, you went into the acquisition thinking you might get a little bit better pricing and you got a lot better pricing. And I just wonder, in that context, buying Florida Rock, what do you see happening in pricing in 2008?

Don James - Vulcan Materials - Chairman, CEO

Well, we do not expect to see certainly any reduction in pricing. We expect to see continued growth in pricing. I wouldn't put into my model, if I were you, that we're going to get 14% or 15% price increases consistently, year after year, but I think if you look at history, we have had double-digit price increases in California since the first full year after we bought CalMat. We bought CalMat, closed at the beginning of 1999 and beginning in 2000 we've had double-digit price increases in California.

If you look at pricing in Florida, you see six or seven years of double-digit price growth in Florida. Are the fundamentals changing? I think people are very concerned about housing and for us housing, by the time we end 2007, will be well less than 20% of our demand. Do we expect that to impact the price of aggregates for airports and highways and steel mills and LNG facilities and big port facilities? We really don't.

Reserves are scarce in these high-growth markets. Everybody knows that. Prices in Florida, even with the steady decline in demand for housing, aggregate prices are going up. You saw Florida Rock report 17% increase in prices in the second quarter, their second quarter. I guess their third quarter, the second calendar quarter. In Florida, the largest aggregates producer now in Florida is CEMEX. CEMEX just announced a massive price increase in Florida.

Reserves are under challenge in the Lake Belt district. Florida, notwithstanding what's happening to home construction, Florida's population is continuing to grow, as is California's, as is Arizona's, as is Georgia, as is Texas. The fundamentals of the housing market will correct themselves.

We didn't -- as I've side before, we did not agree to merge with Florida Rock on the basis of 2007 earnings performance. We have to think long-term and Florida long-term is a tremendous market and Florida Rock has a tremendous reserve position.

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